FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! 2008 Annual Report Available Online

BEIJING, August 25, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (NASDAQ: HRAY – News), a leader in artist development, music production and wireless music distribution and other wireless value added services in China, today announced that it has posted its annual report on Form 20-F for the year ended December 31, 2008 on its website at http://www.hurray.com.cn/english/investor_key.htm. Such report was previously filed with the U.S. Securities and Exchange Commission. Hard copies of the annual report on Form 20-F are available upon request to shareholders free of charge. To request a copy of the annual report on Form 20-F, please contact Christina Low, Investor Relations Officer at IR@hurray.com.cn.

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company’s latest acquisition, Seed Music, expands the Company’s music services into Taiwan as well growing our business in China. The Company, through Fly Songs, also organizes concerts and other music events in China.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-84555566 x 5532
IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: August 26, 2009